GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

September 25, 2009
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	K-Kitz, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-158426

Ladies and Gentlemen:

On behalf of K-Kitz, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 4 to the captioned Registration Statement on Form S-1, No. 333-158426 (the “Amendment”), for the registration of 2,000,000 shares of K-Kitz’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the SEC by letter, dated September 22, 2009.

As discussed with Scott Anderegg of the staff, pursuant to Rule 461 of Regulation C of the Securities Act of 1933, K-Kitz intends to file later today its request with the staff of the Commission for acceleration of effectiveness of the Registration Statement to 9:30 a.m. on Tuesday, September 29, 2009, or as soon thereafter as is possible.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

SEC Comments

Dilution of the Price You Pay For Your Shares, page 11

Comment No. 1:  In response to this comment, K-Kitz has revised the pre-offering net tangible book value amounts under each offering scenario.  K-Kitz has previously discussed this change with Andrew Blume of the staff.  Please see pages 11 and 12.

Financial Statements

Note 9.  Restatement of December 31, 2008 Financial Statements, page F-13

Comment No. 2:  In response to this comment, the restatement footnote includes a table showing the changes made to the individual line items on K-Kitz’s statement of operations.  Please see page F-13.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Scott Anderegg, Esq., Staff Attorney
Mr. Andrew Blume, Accountant
Mara Ransom, Esq., Legal Branch Chief
Division of Corporation Finance

Ms. Jennifer Jarvis
K-Kitz, Inc.